UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Homeinns Hotel Group

(Name of Issuer)

Ordinary Shares, par value $0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

BTG Hotels (Group) Co., Ltd.

BTG Hotels Group (HONGKONG) Holdings Co., Limited

51 Fuxingmen Avenue

Xicheng District, Beijing 100031

People’s Republic of China

(+86-10) 6601-4466

Beijing Tourism Group Co., Ltd. Poly Victory Investments Limited c/o No. 10 Yabao Road Chaoyang District Beijing 100020 People’s Republic of China (+86-10) 8562-9988

Ctrip.com International, Ltd.

Ctrip.com (Hong Kong) Limited

Ctrip Travel Information Technology (Shanghai) Co., Ltd.

James Jianzhang Liang

Chung Lau

Wise Kingdom Group Limited

c/o 968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(+86-21) 3406-4880

	Neil Nanpeng Shen Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong (+852) 2501-8989	David Jian Sun Peace Unity Investments Limited Townbright Holdings Limited Jason Xiangxin Zong c/o No. 124 Caobao Road Xuhui District, Shanghai 200235 People’s Republic of China (+86-21) 3337-3333

With copies to:

Z. Julie Gao, Esq. Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) represents Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2015, as amended by Amendment No. 2 filed on December 7, 2015 (the “Original Filing”), by Beijing Tourism Group Co., Ltd. (“BTG”), Poly Victory Investments Limited (“Poly Victory”), Neil Nanpeng Shen (“Mr. Shen”), Smart Master International Limited (“Smart Master”), James Jianzhang Liang (“Mr. Liang”), David Jian Sun (“Mr. Sun”) and Peace Unity Investments Limited (“Peace Unity”), with respect to the ordinary shares, par value $0.005 per share (“Ordinary Shares”), of Homeinns Hotel Group, a Cayman Islands Company (the “Company”).

This Schedule 13D also represents Amendment No. 5 to the statement on Schedule 13D filed by Ctrip.com International, Ltd. (“Ctrip”) and Ctrip.com (Hong Kong) Limited (“Ctrip (HK)”) filed on December 10, 2008 with respect to the Ordinary Shares of the Company, as amended by Amendment No. 1 filed on December 30, 2008, Amendment No. 2 filed on May 21, 2009, Amendment No. 3 filed on June 22, 2015 and Amendment No. 4 filed on December 7, 2015 (the “Ctrip Schedule 13D”).

This Schedule 13D also represents Amendment No. 1 to the statement on Schedule 13D filing by each of BTG Hotels (Group) Co., Ltd. (“BTG Hotels”), BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), Ctrip Travel Information Technology (Shanghai) Co., Ltd. (“Ctrip Shanghai”), Chung Lau (“Ms. Lau”), Wise Kingdom Group Limited (“Wise Kingdom”), Townbright Holdings Limited (“Townbright”) and Jason Xiangxin Zong (“Mr. Zong”) filed on December 7, 2015 with respect to the Ordinary Shares of the Company (together with the Original Filing and Ctrip Schedule 13D, the “Original Schedule 13D Filings”).

Except as amended and supplemented hereby, each of the Original Schedule 13D Filings remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D Filings.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS BTG Hotels (Group) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

2

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS BTG Hotels Group (HONGKONG) Holdings Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

3

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Beijing Tourism Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,726,165*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,726,165*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,165*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 14,726,165 Ordinary Shares held by Poly Victory, which is wholly owned and controlled by BTG.

4

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Poly Victory Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,726,165*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,726,165*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,165*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 14,726,165 Ordinary Shares held by Poly Victory.

5

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,400,765*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,400,765*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai, which is wholly owned and controlled by Ctrip, indirectly through Ctrip (HK).

6

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,400,765*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,400,765*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai, which is wholly owned by Ctrip (HK).

7

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip Travel Information Technology (Shanghai) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,400,765*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,400,765*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 14,400,765 Ordinary Shares held by Ctrip Shanghai.

8

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,834,245*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,834,245*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,834,245*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes (i) 375,500 Ordinary Shares held by Mr. Shen and (ii) 3,458,745 Ordinary Shares held by Smart Master, a British Virgin Islands company owned and controlled by Mr. Shen and his spouse.

9

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Smart Master International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,458,745*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,458,745*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,745*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 3,458,745 Ordinary Shares held by Smart Master.

10

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS James Jianzhang Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,294*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,294*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 317,294 Ordinary Shares held by Wise Kingdom, a British Virgin Islands company wholly owned and controlled by Ms. Lau, Mr. Liang’s spouse.

11

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Chung Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,294*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,294*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 317,294 Ordinary Shares held by Wise Kingdom, a British Virgin Islands company wholly owned and controlled by Ms. Lau.

12

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Wise Kingdom Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 317,294*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 317,294*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,294*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 317,294 Ordinary Shares held by Wise Kingdom.

13

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS David Jian Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 258,944*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 258,944*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,944*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes (i) 30,138 Ordinary Shares held by Mr. Sun and (ii) 228,806 Ordinary Shares held by Peace Unity, a British Virgin Islands company wholly owned and controlled by Mr. Sun indirectly through Townbright, a British Virgin Islands company wholly owned and controlled by Mr. Sun.

14

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Townbright Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 228,806*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 228,806*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,806*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes 228,806 Ordinary Shares held by Peace Unity, a British Virgin Islands company wholly owned by Townbright.

15

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Peace Unity Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 228,806*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 228,806*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,806*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 228,806 Ordinary Shares held by Peace Unity.

16

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Jason Xiangxin Zong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,272*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,272*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,272*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 84,272 Ordinary Shares held by Mr. Zong.

17

Item 4. Purpose of Transaction.

With respect to each of the Original Schedule 13D Filings, Item 4 is hereby amended and supplemented as follows:

On March 25, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the agreement and plan of merger dated as of December 6, 2015 (the “Merger Agreement”), the plan of merger (the “Plan of Merger”) required to be registered with the Registrar of Companies in the Cayman Islands in order to give effect to the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

On March 29, 2016, the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on April 1, 2016 (the “Effective Time”). As a result of the Merger, the Company ceased to be a publicly traded company and became beneficially owned by Holdco and the Rollover Shareholders.

By virtue of the Merger, each of the 65,678,117 ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time was cancelled and converted into and became one validly issued, fully paid and non-assessable ordinary share, par value US$0.005 each, of the surviving company.

Each Ordinary Share issued and outstanding immediately prior to the Effective Time, other than the Rollover Shares and the Dissenting Shares (each as defined below), was cancelled and ceased to exist and was converted into and exchanged for the right to receive US$17.90 per Ordinary Share, and each of the Company’s ADSs, each of which represents two Ordinary Shares, issued and outstanding immediately prior to the Effective Time was converted into the right to surrender the ADS in exchange for US$35.80 per ADS (less cancellation fees of US$0.05 per ADS), in each case, in cash, without interest and net of any applicable withholding taxes, except that:

(i)	each of 14,726,165 Ordinary Shares held by Poly Victory, 14,400,765 Ordinary Shares held by Ctrip Shanghai, 375,500 Ordinary Shares held by Mr. Shen, 3,458,745 Ordinary Shares held by Smart Master, 30,138 Ordinary Shares held by Mr. Sun, 228,806 Ordinary Shares held by Peace Unity, 84,272 Ordinary Shares held by Mr. Zong, and 317,294 Ordinary Shares held by Wise Kingdom, in each case, issued and outstanding immediately prior to the Effective Time (collectively, the “Rollover Shares”), was converted into and became one validly issued, fully paid and non-assessable ordinary share, par value US$0.005 each, of the surviving company; and

(ii)	each of the Ordinary Shares that were issued and outstanding immediately prior to the Effective Time and held by shareholders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger in accordance with the Cayman Islands Companies Law (collectively, the “Dissenting Shares”) was cancelled, and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the Cayman Islands Companies Law.

18

In addition to the foregoing, at the Effective Time:

(i)	each option to purchase Ordinary Shares granted pursuant to the Company’s Amended and Restated 2006 Share Incentive Plan (the “Share Incentive Plan”) that was issued and outstanding immediately prior to the Effective Time and had become vested on or prior to the Effective Time was cancelled and converted into the right to receive, as soon as practicable after the Effective Time, a cash amount equal to the product of (a) the total number of Ordinary Shares issuable under such option immediately prior to the Effective Time multiplied by (b) the excess of US$17.90 over the exercise price payable per Ordinary Share under such option, if any, in cash, without interest and net of any applicable withholding taxes;

(ii)	except as provided under the arrangement with respect to options held by certain directors, officers and employees of the Company described below, each option to purchase Ordinary Shares granted under the Share Incentive Plan that was issued and outstanding immediately prior to the Effective Time and had not become vested on or prior to the Effective Time was cancelled and converted into the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such option, as soon as practicable after the Effective Time, in an amount equal to the product of (a) the total number of Ordinary Shares issuable under such option immediately prior to the Effective Time multiplied by (b) the excess of US$17.90 over the exercise price payable per Ordinary Share under such option, if any, in cash, without interest and net of any applicable withholding taxes; and

(iii)	except as provided under the arrangement with respect to restricted share units held by certain directors, officers and employees of the Company described below, each restricted share unit awarded under the Share Incentive Plan immediately prior to the Effective Time was cancelled and converted into the right to receive a restricted cash award subject to the same vesting conditions and schedules applicable to such restricted share unit, as soon as practicable after the Effective Time, in an amount equal to the product of (a) US$17.90 and (b) the total number of Ordinary Shares underlying such restricted share unit, without interest and net of any applicable withholding taxes.

The options of which the exercise price per Ordinary Share is not lower than US$17.90 were cancelled for no consideration. The restricted cash awards which (i) would vest within two years after the Effective Time and were issued to certain directors, officers and employees of the Company (including, among others, Mr. Sun and Mr. Zong) who had executed and delivered to BTG Hotels and Holdco, prior to the closing of the Merger, a letter agreement relating to certain confidentiality, non-competition and employment undertakings (the “Selected Key Employees”), (ii) would vest within two years after the Effective Time and were issued to Yi Liu, Mr. Shen, Min Bao, Mr. Liang and Yunxin Mei, a former director of the Company appointed by Poly Victory to the board of directors of the Company (collectively, the “Buyer Group Directors”), and (iii) were issued to the members of the special committee of the board of directors of the Company, in each case, will be fully vested and payable when issued, and the surviving company will pay all amounts owed under such restricted cash awards to the holders thereof as soon as practicable after closing of the Merger.

As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) following the close of trading on April 1, 2016 and will become eligible and for delisting from NASDAQ and termination of registration under the Act.

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Item 5. Interest in Securities of the Issuer.

With respect to each of the Original Schedule 13D Filings, the following supersedes information previously provided in Item 5:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 99,299,802 ordinary shares of the surviving company issued and outstanding immediately following the Effective Time of the Merger.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)–(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A*	Joint Filing Agreement, dated December 7, 2015, by and among the Reporting Persons.
B*	Purchase Agreement between Ctrip and the Company, dated May 7, 2009.
C*	Registration Rights Agreement between Ctrip and the Company, dated May 7, 2009.
D*	Proposal Letter, dated June 11, 2015, from the Buyer Consortium to the Board.
E	Agreement and Plan of Merger, dated December 6, 2015, by and among Holdco, Merger Sub, the Company and, solely for certain purposes specified therein, BTG Hotels (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K of the Company furnished to the Securities and Exchange Commission on December 7, 2015).
F*	Commitment Letter, dated December 6, 2015, by and among Lender, Holdco and BTG Hotels.
G*	English Translation of Agreement of Asset Purchase by Share Issue, dated December 6, 2015, by and among BTG Hotels, BTG, Ctrip Shanghai, Wise Kingdom, Mr. Shen, Smart Master, Mr. Sun, Peace Unity and Mr. Zong.
H*	Support Agreement, dated December 6, 2015, by and among BTG Hotels, Holdco, Poly Victory, Ctrip Shanghai, Mr. Shen, Smart Master, Mr. Sun, Peace Unity, Mr. Zong and Wise Kingdom.
I*	Consortium Agreement, dated December 6, 2015, by and among BTG Hotels, Poly Victory, Ctrip, Mr. Shen, Mr. Liang and Mr. Sun.

__________________________

* Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2016

BTG Hotels (Group) Co., Ltd.	By:	/s/ Rungang Zhang
Name: Rungang Zhang
Title: Chairman of Board of Directors

BTG Hotels Group (HONGKONG) Holdings Co., Limited	By:	/s/ Rungang Zhang
Name: Rungang Zhang
Title: Director

Beijing Tourism Group Co., Ltd.	By:	/s/ Qiang Duan
Name: Qiang Duan
Title: Chairman of Board of Directors

Poly Victory Investments Limited	By:	/s/ Yi Liu
Name: Yi Liu
Title: Director

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

Ctrip.com (Hong Kong) Limited	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip Travel Information Technology (Shanghai) Co., Ltd.	By:	/s/ Min Fan
Name: Min Fan
Title: Legal Representative

James Jianzhang Liang	By:	/s/ James Jianzhang Liang

Chung Lau	By:	/s/ Chung Lau

Wise Kingdom Group Limited	By:	/s/ Chung Lau
Name: Chung Lau
Title: Director

Neil Nanpeng Shen	By:	/s/ Neil Nanpeng Shen

Smart Master International Limited	By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

David Jian Sun	By:	/s/ David Jian Sun

Townbright Holdings Limited	By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Director

Peace Unity Investments Limited	By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Director

Jason Xiangxin Zong	By:	/s/ Jason Xiangxin Zong